Mail Stop 3561

March 18, 2010

Ronald E. Dowdy
Group Controller
Star Buffet, Inc.
1312 N. Scottsdale Road
Scottsdale, Arizona 85257

      Re: **Star Buffet, Inc.**
                 File No. 000-23099
                 Form 10-K: For the fiscal year ended January 26, 2009
                 Form 10-Q: For the quarterly period ended November 2, 2009

Dear Mr. Dowdy:

      We have completed our review of your Form 10-K and the related filing and have no further comments at this time.

                             Sincerely,

                             Lyn Shenk
                             Branch Chief